July 14, 2010

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rayonier Inc.
Form 10-K for the year ended December 31, 2009
Filed February 24, 2010
Schedule 14A filed April 5, 2010
File No. 001-06780

Dear Ms. Barros:

The following is in response to your letter dated July 9, 2010 regarding the review of Rayonier’s 2009 Form 10-K and Schedule 14A.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Exhibit Index

1.	We have considered your response to comment five in our letter dated May 26, 2010. We continue to believe that if you include material contracts pursuant to 601 (b)(10) of Regulation S-K, those contracts must be filed in their entirety. Please confirm that you will file the complete copy of exhibit 10.30 with your next 10-Q filing.

We will file exhibit 10.30 in its entirety with our 2010 second quarter Form 10-Q filing.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 5, 2010

Compensation Discussion and Analysis

2.	We note your response to comment eight in our letter dated May 26, 2010 and have also considered your references to the current disclosure as to how these bonus award targets were derived. Please confirm that you will include in future filings the specific corporate level targets instead of relying on the calculations necessary to determine the budgeted targets.

We will incorporate the specific corporate level targets in future Proxy Statement filings.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

*	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if additional information is needed.

Sincerely,

/s/ HANS E. VANDEN NOORT
Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer Principal Accounting Officer